Exhibit 99.1

PDD Holdings Announces First Quarter 2026 Unaudited Financial Results

DUBLIN and SHANGHAI, May 27, 2026 (GLOBE NEWSWIRE) – PDD Holdings Inc. (“PDD Holdings” or the “Company”) (NASDAQ: PDD), today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Highlights

•	Total revenues in the quarter were RMB106.2 billion (US$[1]15.4 billion), an increase of 11% from RMB95.7 billion in the same quarter of 2025.

•	Operating profit in the quarter was RMB19.6 billion (US$2.8 billion), an increase of 22% from RMB16.1 billion in the same quarter of 2025. Non-GAAP[2] operating profit in the quarter was RMB21.1 billion (US$3.1 billion), an increase of 15% from RMB18.3 billion in the same quarter of 2025.

•	Net income attributable to ordinary shareholders in the quarter was RMB12.5 billion (US$1.8 billion), a decrease of 15% from RMB14.7 billion in the same quarter of 2025. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB14.1 billion (US$2.0 billion), a decrease of 17% from RMB16.9 billion in the same quarter of 2025.

“This quarter marks the start of deep transformations in our business, our internal processes and our organization,” said Mr. Lei Chen, Co-Chairman and Co-Chief Executive Officer of PDD Holdings. “We are actively stepping up to our responsibilities as a platform enterprise to create greater value for our users, the industries and the society as a whole.”

“As we head into the next decade of our journey, supply chain investments will be our core strategic priority,” said Mr. Jiazhen Zhao, Co-Chairman and Co-Chief Executive Officer of PDD Holdings. “We will commit significant resources to building the first-party brand business, unlocking new opportunities for our supply chain partners, and driving exceptional value for our customers.”

“We are investing resolutely in our supply chain capabilities,” said Ms. Jun Liu, VP of Finance of PDD Holdings. “These investments are the cornerstone of a resilient and thriving platform ecosystem, and we are prepared to invest over the long term.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

First Quarter 2026 Unaudited Financial Results

Total revenues were RMB106.2 billion (US$15.4 billion), an increase of 11% from RMB95.7 billion in the same quarter of 2025. The increase was primarily due to the increase in revenues from transaction services.

•	Revenues from online marketing services and others were RMB49.9 billion (US$7.2 billion), compared with RMB48.7 billion in the same quarter of 2025.

•	Revenues from transaction services were RMB56.3 billion (US$8.2 billion), an increase of 20% from RMB47.0 billion in the same quarter of 2025.

Total costs of revenues were RMB46.9 billion (US$6.8 billion), an increase of 15% from RMB40.9 billion in the same quarter of 2025. The increase mainly came from the increased fulfilment fees, bandwidth and server costs, and payment processing fees.

Total operating expenses were RMB39.8 billion (US$5.8 billion), compared with RMB38.6 billion in the same quarter of 2025. The increase was primarily due to the increase in research and development expenses.

•	Sales and marketing expenses were RMB33.8 billion (US$4.9 billion), compared with RMB33.4 billion in the same quarter of 2025.

•	General and administrative expenses were RMB1.6 billion (US$229 million), compared with RMB1.7 billion in the same quarter of 2025.

•	Research and development expenses were RMB4.4 billion (US$640 million), compared with RMB3.6 billion in the same quarter of 2025.

Operating profit in the quarter was RMB19.6 billion (US$2.8 billion), an increase of 22% from RMB16.1 billion in the same quarter of 2025. Non-GAAP operating profit in the quarter was RMB21.1 billion (US$3.1 billion), an increase of 15% from RMB18.3 billion in the same quarter of 2025.

Net income attributable to ordinary shareholders in the quarter was RMB12.5 billion (US$1.8 billion), a decrease of 15% from RMB14.7 billion in the same quarter of 2025. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB14.1 billion (US$2.0 billion), a decrease of 17% from RMB16.9 billion in the same quarter of 2025.

Basic earnings per ADS was RMB8.94 (US$1.30) and diluted earnings per ADS was RMB8.48 (US$1.23), compared with basic earnings per ADS of RMB10.59 and diluted earnings per ADS of RMB9.94 in the same quarter of 2025. Non-GAAP diluted earnings per ADS was RMB9.51 (US$1.38), compared with RMB11.41 in the same quarter of 2025.

Net cash generated from operating activities was RMB16.4 billion (US$2.4 billion), compared with RMB15.5 billion in the same quarter of 2025.

Cash, cash equivalents and short-term investments were RMB436.1 billion (US$63.2 billion) as of March 31, 2026, compared with RMB422.3 billion as of December 31, 2025.

Other non-current assets were RMB95.2 billion (US$13.8 billion) as of March 31, 2026, compared with RMB104.7 billion as of December 31, 2025, which mainly included time deposits, held-to-maturity debt securities, and available-for-sale debt securities.

Conference Call

The Company’s management will hold an earnings conference call at 7:30 AM ET on May 27, 2026 (12:30 PM IST and 7:30 PM HKT on the same day).

The conference call will be webcast live at https://investor.pddholdings.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit, non-GAAP net income attributable to ordinary shareholders, non-GAAP diluted earnings per ordinary share, and non-GAAP diluted earnings per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude the impact of share-based compensation expenses.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the non-GAAP financial measures may provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The Company’s non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. These non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in the e-commerce markets globally and in the countries or regions where the Company has operations; changes in its revenues and certain cost or expense items; the expected growth of e-commerce markets globally and in the countries or regions where the Company has operations; developments in the relevant governmental policies and regulations relating to the Company’s industry; and general economic and business conditions globally and in the countries or regions where the Company has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About PDD Holdings

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. PDD Holdings aims to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from the increased productivity and new opportunities.

For investor and media inquiries, please contact:

investor@pddholdings.com

media@pddholdings.com

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in millions of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2025	March 31, 2026
	RMB	RMB (Unaudited)	US$ (Unaudited)
ASSETS

Current assets
Cash and cash equivalents	108,901	123,041	17,837
Restricted cash	73,831	76,213	11,049
Receivables from online payment platforms	5,109	5,758	835
Short-term investments	313,408	313,030	45,380
Amounts due from related parties	10,205	9,768	1,416
Prepayments and other current assets	7,527	8,745	1,268
Total current assets	518,981	536,555	77,785

Non-current assets
Property, equipment and software, net	1,306	1,153	167
Intangible assets	15	15	2
Right-of-use assets	4,863	4,600	667
Deferred tax assets	172	202	29
Other non-current assets	104,708	95,179	13,798
Total non-current assets	111,064	101,149	14,663
Total Assets	630,045	637,704	92,448

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in millions of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2025		March 31, 2026
	RMB		RMB (Unaudited)		US$ (Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Amounts due to related parties	1,087		1,254		182
Customer advances and deferred revenues	3,379		3,521		510
Payable to merchants	107,407		109,151		15,824
Accrued expenses and other liabilities	81,658		77,309		11,207
Merchant deposits	17,708		17,905		2,596
Lease liabilities	2,499		2,502		363
Total current liabilities	213,738		211,642		30,682

Non-current liabilities
Lease liabilities	2,880		2,620		380
Deferred tax liabilities	42		15		2
Total non-current liabilities	2,922		2,635		382
Total Liabilities	216,660		214,277		31,064

Shareholders’ equity
Ordinary shares	-	*	-	*	-	*
Additional paid-in capital	125,768		127,292		18,453
Statutory reserves	1,338		1,338		194
Accumulated other comprehensive income/(loss)	2,116		(1,913)		(277)
Retained earnings	284,163		296,710		43,014
Total Shareholders’ Equity	413,385		423,427		61,384

Total Liabilities and Shareholders’ Equity	630,045		637,704		92,448

* Absolute value is less than RMB1 million or US$1 million.

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in millions of RMB and US$)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	95,672	106,229	15,400
Costs of revenues	(40,946)	(46,893)	(6,798)

Sales and marketing expenses	(33,403)	(33,773)	(4,896)
General and administrative expenses	(1,659)	(1,579)	(229)
Research and development expenses	(3,578)	(4,418)	(640)
Total operating expenses	(38,640)	(39,770)	(5,765)

Operating profit	16,086	19,566	2,837

Interest and investment income/(loss), net	223	(632)	(92)
Foreign exchange loss	(242)	(145)	(21)
Other income/(loss), net	3,261	(2,031)	(294)

Profit before income tax and share of results of equity investees	19,328	16,758	2,430
Share of results of equity investees	(105)	(96)	(14)
Income tax expenses	(4,481)	(4,115)	(597)
Net income	14,742	12,547	1,819

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in millions of RMB and US$, except for per share data)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	14,742	12,547	1,819
Net income attributable to ordinary shareholders	14,742	12,547	1,819

Earnings per ordinary share:
-Basic	2.65	2.23	0.32
-Diluted	2.49	2.12	0.31

Earnings per ADS (4 ordinary shares equals 1 ADS):
-Basic	10.59	8.94	1.30
-Diluted	9.94	8.48	1.23

Weighted-average number of ordinary shares outstanding (in millions):
-Basic	5,568	5,616	5,616
-Diluted	5,932	5,920	5,920

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in millions of RMB and US$)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	48,722	49,936	7,239
- Transaction services	46,950	56,293	8,161
Total	95,672	106,229	15,400

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in millions of RMB and US$)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation expenses included in:
Costs of revenues	57	28	4
Sales and marketing expenses	637	361	52
General and administrative expenses	924	707	103
Research and development expenses	556	428	62
Total	2,174	1,524	221

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions of RMB and US$)

	For the three months ended March 31,
	2025	2026
	RMB	RMB		US$
	(Unaudited)	(Unaudited)		(Unaudited)
Net cash generated from operating activities	15,517	16,445		2,384
Net cash (used in)/generated from investing activities	(6,384)	2,082		301
Net cash generated from financing activities	- *	-	*	-	*
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(69)	(2,005)		(290)

Increase in cash, cash equivalents and restricted cash	9,064	16,522		2,395
Cash, cash equivalents and restricted cash at beginning of period	126,194	182,732		26,491
Cash, cash equivalents and restricted cash at end of period	135,258	199,254		28,886

* Absolute value is less than RMB1 million or US$1 million.

PDD HOLDINGS INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in millions of RMB and US$, except for per share data)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Operating profit	16,086	19,566	2,837
Add: Share-based compensation expenses	2,174	1,524	221
Non-GAAP operating profit	18,260	21,090	3,058

Net income attributable to ordinary shareholders	14,742	12,547	1,819
Add: Share-based compensation expenses	2,174	1,524	221
Non-GAAP net income attributable to ordinary shareholders	16,916	14,071	2,040

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in millions)	5,932	5,920	5,920
Diluted earnings per ordinary share	2.49	2.12	0.31
Add: Non-GAAP adjustments to earnings per ordinary share	0.36	0.26	0.03
Non-GAAP diluted earnings per ordinary share	2.85	2.38	0.34
Non-GAAP diluted earnings per ADS	11.41	9.51	1.38